United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of April 2025 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (Address of registered executive offices) Av Barbacena, 1,219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 (Address of principal executive office) Telephone: +55 (31) 2138-7978 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INTER&CO, INC Corporate Taxpayer Registry (CNPJ) No. 00.416.968/0001-01 Foreign Private Issuer registered in Category “A” of CVM under No. 8021-7 NOTICE TO THE MARKET S&P GLOBAL RATINGS REAFFIRMS BANCO INTER’S RATING AT “BRAA+” WITH STABLE OUTLOOK INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that S&P Global Ratings (S&P) Reaffirmed the rating of Banco Inter S.A. at 'brAA+' on the Brazilian National Scale, with a stable outlook. S&P reaffirmed Banco Inter’s rating and oulook based on several factors, including: (i) continuous improvement in profitability, (ii) diversification and expansion of the credit portfolio, (iii) capital metrics in line with the Brazilian industry average, (iv) perception of ongoing profitability improvement, and (v) stable asset quality. According to the report published today, April 23, 2025, S&P states: “We believe the entity will continue to show increasing profitability indicators over the next quarters, maintaining stability in its business model and allowing for the continuity of its expansion and diversification strategy, even in the face of a challenging economic environment and high interest rates.” Additional information may be obtained at Inter&Co’s Investor Relation Department at ir@inter.co or on Inter&Co’s Investor Relations Website: http://investors.inter.co/en. Belo Horizonte, April 23, 2025 RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: April 23, 2025